Media Release 26 April 2023	EXHIBIT 99.1

James Hardie Industries Concludes New Zealand Weathertightness Case
James Hardie Reaches Commercial Agreement with Plaintiff Ending Waitakere Litigation

James Hardie Industries plc (ASX: JHX; NYSE: JHX), today announced that the weathertightness litigation (Case No. CIV-2015-404-3080, previously described by James Hardie as the “Waitakere litigation”) brought against James Hardie before the Auckland High Court has ended via a negotiated commercial agreement (the “agreement”) with the plaintiff. The Waitakere litigation trial was planned to be a 32-week trial, scheduled to commence on 8 May 2023 in the Auckland High Court; the agreement discontinues the Waitakere litigation in its entirety.

The detailed terms of the agreement are confidential and both parties are satisfied with the outcome. There is no admission of liability by any party and there is a full and final settlement of all claims arising directly or indirectly out of the Waitakere litigation.

James Hardie will record the entirety of the costs associated with this agreement in the Fourth Quarter of its Fiscal Year 2023 financial results; the expense will be recorded in General Corporate Costs. This agreement was not considered when the Fiscal Year 2023 Adjusted Net Income guidance was announced on 14 February 2023.

James Hardie CEO Mr. Aaron Erter, said, “We are satisfied with this outcome as it allows us to move forward with a focus on our operations and our future growth. This agreement makes commercial sense for us in the context of the costs of a trial and any appeal and does not change our continued belief that we behaved as a responsible manufacturer.” Speaking to the impact on FY23 Adjusted Net Income, Mr. Erter stated, “There is no change to our Adjusted Net Income guidance range announced on 14 February 2023, after recording the expenses associated with this agreement.”

Please see our condensed consolidated financial statements dated 31 December 2022, for further description of New Zealand weathertightness.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Aaron Erter, Chief Executive Offer.

END

Media Release: James Hardie Industries Concludes New Zealand Weathertightness Case	1

Media Release 26 April 2023

Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:    +61 2 9638 9205
Email:     media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Industries Concludes New Zealand Weathertightness Case	2